33-84952-01

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2002.

P.E. 8-1-02

THE WHARF (HOLDINGS) LIMITED
(Translation of Registrant's Name Into English)

16th Floor, Ocean Centre, Harbour City, Canton Road, Kowloon, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents Into English.

Reference is made to Rule 12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Wharf (Holdings) Limited
(Registrant)

Date August 6, 2002

By [signature]
(Signature)[1]

Name: Wilson Chan
Title: Company Secretary

[1]Print the name and title of the signing officer under his signature.

COPY

Companies Registry
公司註冊處

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: 17

1 Company Name 公司名稱

The Wharf (Holdings) Limited

2 Type of Change 更改事項

- [x] Resignation or cessation 辭職或停職
- [x] New appointment 新委任
- [ ] Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註2) **A. Resignation or cessation 辭職或停職**

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A填寫)

- [ ] Secretary 秘書
- [x] Director 董事
- [ ] Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字
LI	Arthur Kwok Cheung

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
C642681(4)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Date of Resignation or Cessation 辭職或停職日期

Date 日期 (DD 日 / MM 月 / YYYY 年)	Alternate To 替代
01 / 08 / 2002	-

* Please tick the relevant box(es) 請在有關格內加 ✓ 號

Presentor's Name and Address
提交人的姓名及地址

The Wharf (Holdings) Limited
16/F., Ocean Centre,
Harbour City, Canton Road,
Kowloon,
Hong Kong.

For Official Use
請勿填寫本欄

收件日期 RECEIVED
0 2 -08- 2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

17

3 **Details of Change** 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. **Appointment / Change of particulars** 委任 / 更改資料

(Use Continuation Sheet B if more than 1 director / secretary is involved 如涉及超過一位董事/秘書，請用續頁B填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期 DD 日	MM 月	YYYY 年
Appointment of Director	01	08	2002

Existing Name 現用姓名: -

Name／New Name 姓名／新姓名:

Surname 姓氏	Other names 名字
CHEN 陳	Edward Kwan Yiu 坤耀

Alias (if any) 別名（如有的話）: -

Previous Names 前用姓名: -

Address 地址: 3 Belleview Drive, House 3, Repulse Bay, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A779591(5)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

This Notification includes Nil Continuation Sheet A and 2 Continuation Sheet B.

本通知書包括 ______ 張續頁A及 ______ 張續頁B。

Signed 簽名：[signature]

(Name 姓名)：(Wilson Wing Sang Chan)

Date 日期：02 AUG 2002

~~Director~~／Secretary／~~Manager~~／~~Authorized Representative~~ *

~~董事~~／秘書／~~經理~~／~~授權代表~~ *

* Delete whichever does not apply 請刪去不適用者

Companies Registry
公司註冊處

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書
(Continuation Sheet B 續頁B)

Company Number 公司編號: 17

Details of Appointment／Change of particulars (Section 3B of main form)
委任／更改資料詳情（表格第3B項）

(Note 註 3 & 4)

Appointment / Change of particulars 委任 / 更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期 DD 日	MM 月	YYYY 年
Appointment of Director	01	08	2002

Existing Name 現用姓名: -

Name／New Name 姓名／新姓名:

Surname 姓氏	Other names 名字
CHENG 鄭	Paul Ming Fun 明訓

Alias (if any) 別名（如有的話）: -

Previous Names 前用姓名: -

Address 地址: 30B Century Tower I. 1 Tregunter Path. Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D602758(0)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

CR

Companies Registry
公 司 註 冊 處

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書
(Continuation Sheet B 續頁B)

Company Number 公司編號: 17

Details of Appointment／Change of particulars (Section 3B of main form)
委任／更改資料詳情（表格第3B項）

(Note 註 3 & 4) Appointment / Change of particulars 委任 / 更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期 DD 日	MM 月	YYYY 年
Appointment of Director	01	08	2002

Existing Name 現用姓名: -

Name／New Name 姓名／新姓名:

Surname 姓氏	Other names 名字
CH'IEN 錢	Raymond Kuo Fung 果豐

Alias (if any) 別名（如有的話）: -

Previous Names 前用姓名: -

Address 地址: 11A. Braga Circuit. Kowloon. Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A992496(8)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

CR

Companies Registry
公 司 註 冊 處

COPY

Form 表格 D3

Consent to Act as a Director
出任董事職位同意書

Company Number 公司編號

17

Company Name 公司名稱

The Wharf (Holdings) Limited

I, Edward Kwan Yiu CHEN consent to act as a Director of the above company
本人 同意出任上述公司的董事一職，

with effect from 1st August, 2002 , and confirm that I have attained the age of 18 years*.
生效日期爲 ,並確認本人已年滿十八歲*。

Signed 簽名：

Date 日期： 1st August, 2002

* *Delete the age certification if the director is a body corporate.*
如董事屬法人團體，請刪去年齡證明。

收件日期 RECEIVED
0 2 -08- 2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

CR

COPY

Companies Registry
公 司 註 冊 處

Form 表格 **D3**

Consent to Act as a Director
出任董事職位同意書

Company Number 公司編號

17

Company Name 公司名稱

The Wharf (Holdings) Limited

I, Paul Ming Fun CHENG consent to act as a Director of the above company
本人 同意出任上述公司的董事一職，

with effect from 1st August, 2002, and confirm that I have attained the age of 18 years*.
生效日期爲 ，並確認本人已年滿十八歲*。

Signed 簽名： [signature]

Date 日期： 1st August, 2002

* *Delete the age certification if the director is a body corporate.*
如董事屬法人團體，請刪去年齡證明。

收件日期 RECEIVED
02-08-2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

CR

Companies Registry
公 司 註 冊 處

Form
表格 D3

Consent to Act as a Director
出任董事職位同意書

Company Number 公司編號

17

Company Name 公司名稱

The Wharf (Holdings) Limited

I, Raymond Kuo Fung CH'IEN consent to act as a Director of the above company
本人 同意出任上述公司的董事一職，

with effect from 1st August, 2002, and confirm that I have attained the age of 18 years*.
生效日期為 ,並確認本人已年滿十八歲*。

Signed 簽名： Raymond K.F. Chien

Date 日期： 1st August, 2002

* *Delete the age certification if the director is a body corporate.*
如董事屬法人團體，請刪去年齡證明。